SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of January, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

AeroRepublica Celebrates Arrival of New Embraer 190 Aircraft

Colombian Carrier Has Incorporated Four Modern EMBRAER
190 Aircraft Into Its Fleet

          BOGOTA, Colombia, Jan. 26 /PRNewswire-FirstCall/ -- AeroRepublica, subsidiary of Copa Holdings, S.A. (NYSE: CPA), commemorated yesterday the recent arrival of its first four EMBRAER 190 aircraft.  The event, held in AeroRepublica’s facilities in Simon Bolivar Air Terminal in Bogota, was attended by corporate clients, travel agencies, government officials, EMBRAER representatives and company officials, among others.

          AeroRepublica is the first airline in the domestic Colombian market to operate this new aircraft, which consists of a 106-seat single class configuration.  The airline’s fleet modernization plan is one of the principal initiatives being implemented as part of its alliance with Copa Airlines, which began in 2005.  The EMBRAER 190 will gradually replace AeroRepublica’s fleet of MD-80 aircraft, providing significant advantages in terms of operational performance and customer appeal.

          “With these new aircraft, we confirm our commitment to our customers to provide them with a world-class product that will greatly improve their travel experience through added comfort and reliability,” stated Roberto Junguito, CEO, AeroRepublica.

          During 2006, AeroRepublica undertook several initiatives aimed at consolidating itself as a world-class airline and leveraging its relationship with Copa Airlines.  Among these initiatives was the adoption of OnePass, Continental Airlines’ awarded frequent flyer program, and the launching of its new corporate image.

          About AeroRepublica

          AeroRepublica is the second-largest domestic carrier in Colombia, providing service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota and Medellin. CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 01/26/2007

	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO